Our ref: 475/E00-E0E/REL/12

19 October 2012

VIA EDGAR

Mr. Larry Spirgel

Assistant Director

Division of Corporation Finance

United States Securities and Exchange Commission

100 F St. NE

Washington, D.C. 20549

Re : PT Indosat Tbk

        Form 20-F for the Fiscal Year Ended December 31, 2011 (the “Form-20 F”)

        Filed April 30, 2012

        File No. 001-13330

Dear Mr. Spirgel,

Thank you very much for your supplemental comments on our Annual Report on Form 20-F for Fiscal Year Ended December 31, 2011 filed on April 30, 2012. Set forth below are the responses of PT Indosat Tbk (the “Company” or “Indosat”) to the supplemental comments provided by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”). These supplemental comments were contained in the Staff’s supplemental comment letter to the Company dated October 5, 2012 (the “Supplemental Comment Letter”).  A copy of the text of the Staff’s supplemental comments is set forth in this letter in italics and the Company’s response immediately follows the italicized comments.

6. Taxes Receivable, page F-51:

1.

We noted your response to prior comment 8 from our letter dated August 23, 2012. It appears that the amounts that you have recognized as a tax receivable from the taxing authority are uncertain tax positions. We believe that paragraph 46 of IAS 12 requires that the amount recognized as an asset is the amount that you expect to recover from the taxing authorities. In this regard, we note that for all of the uncertain tax positions described in your response, you have recognized a tax receivable for the full amount challenged by the tax authority. In this regard, tell us in detail how you concluded that it is probable that you will recover the full amount of the uncertain tax positions described in your response. Also, tell us whether you considered the uncertain tax positions at the level of the individual uncertainty, group of related tax uncertainties, or at the level of the total tax liability to each taxing authority.

Response:

The tax receivable recognized by the Company includes amounts related to uncertain tax positions of Rp65,570 and Rp103,163, as discussed in (i) and (ii) below, respectively. The tax receivables of Rp 164,483 and Rp181,718 do not relate to uncertain tax positions as discussed in (iii) below.

The Company assessed the uncertain tax positions at the individual uncertainty level due to the specific nature of each position. A tax position is recognized if it is more likely than not that the position taken by the Company will be sustained upon examination by the Indonesian Tax Authorities (“ITA”), including resolution of any appeals or litigation, on the basis of the technical merits of the position. Indonesia uses a self-assessment system under which taxpayers calculate, pay, and report their own taxes in accordance with prevailing tax laws and regulations. The ITA may issue tax assessment letters to a taxpayer if, based on a tax audit or on other information, the ITA concludes the taxpayer has not fully paid all tax liabilities. At the discretion of ITA, a tax audit may be performed for each taxpayer and is typically conducted for all taxpayers claiming a tax refund (such as when a tax return shows an overpayment position). A tax audit must be completed within 12 months from the submission of the overpayment corporate tax return; if the 12-month period lapses and a tax assessment letter (“SKP”) is not yet issued, then the tax refund is deemed granted.

The Company, in determining its corporate income tax position each year, involves personnel with significant experience and expertise in the application of Indonesian tax regulations and ITA interpretations.  When appropriate the Company consults third-party experts before asserting tax positions in the Company’s tax filings.  Additionally, as part of the financial statement close process the Company considers the results of tax assessments and tax court rulings related to the Company and to other parties in the Indonesian market to ensure that the Company’s identification and evaluation of uncertain tax positions reflects the most current information available.

The Company concluded that it was probable each prepayment would be recovered in full, based on the analysis of each uncertainty summarized in (i) and (ii) below:

i.

Tax refund receivable from 2009 corporate income tax amounting to Rp65,570

In April 2011, the Company received an assessment letter on tax overpayment (“SKPLB”) from the ITA for the Company’s 2009 corporate income tax. The Company had initially claimed a tax overpayment of Rp95,677, but the ITA only allowed Rp29,272, leaving a balance of Rp66,405. The Company accepted a portion of the correction amounting to Rp835, which was charged to current operations in 2011, leaving a balance of Rp65,570 that the Company is claiming.

In July 2011, the Company submitted an objection letter to the ITA regarding the balance of the correction amounting to Rp65,570 which relates to the deductibility of the loss from the change in fair value of derivatives. In June 2012, the Company received an unfavorable decision letter from the ITA. In September 2012, the Company submitted an appeal letter to the tax court, which is currently pending. At the time the 2011 financial statements were issued, no decision had been made by the ITA, however the Company will consider the ITA decision letter and any other developments related to this assessment as part of the 2012 financial statement preparation process.

During the preparation of the 2011 financial statements, the Company concluded that the tax refund receivable was fully recoverable.  According to tax regulations, a company’s financial statements must be maintained in accordance with the prevailing accounting standards (Indonesian GAAP) unless the tax law stipulates otherwise. The tax regulations do not provide specific rules regarding the corporate tax consequences of derivative contracts. Therefore, the Company believes that the corporate tax treatment of any gain or loss from such contracts should follow Indonesian GAAP. The Company measured derivative instruments at fair value through the income statement in accordance with Indonesian GAAP and has done so consistently from year to year. According to Indonesian GAAP, any gains arising from fair value changes represent income while any loss arising from fair value changes represent expenses; accordingly the Company believed the net derivative losses incurred were deductible.

The Company won a similar objection related to fiscal year 2006. In June 2008, the Company received an SKPLB from the ITA for the Company’s 2006 corporate income tax. The Company had initially claimed a tax overpayment of Rp322,985, but the ITA only allowed Rp232,439, leaving a balance of Rp90,546. The Company accepted a portion of the correction (which did not relate to the deductibility of derivative losses) amounting to Rp7,919, which was charged to current operations in 2008, leaving a balance of Rp82,627 that the Company was claiming. In September 2008, the Company submitted an objection letter to the ITA regarding the balance of the correction amounting to Rp82,627 relating to the deductibility of the loss from the change in fair value of derivatives. In September 2009, the Company's objection was rejected by the ITA. In December 2009, the Company submitted an appeal letter to the tax court. In April 2011, the Company received the tax court’s decision letter which accepted the Company’s appeal on the remaining correction of the 2006 corporate income tax. In June 2011, the Company received the tax refund from the ITA.

In the tax court’s decision letter, the tax judges noted that (i) the Company did not enter into the derivative transactions for speculative purposes but to manage potential risks from foreign currency or interest rate fluctuation, and thus, under the income tax law, expense derived from transactions for the purposes of earning, collecting and maintaining income should be deductible; and (ii) the Company’s financial statements had been maintained in accordance with Indonesian GAAP consistently, i.e. the Company measured derivative instruments at fair value through the income statement where any gains arising from fair value changes represent income while any loss arising from fair value changes represent expenses.

In addition, for the years 2004 and 2010, the Company deducted derivative losses amounting to Rp173,318 and Rp121,448, respectively, and the ITA did not issue any objection to such treatment. During the tax audit for 2004, no questions were raised and no discussions were made with the tax auditor regarding the deduction of derivative losses. During the tax audit for 2010, the Company’s tax personnel had extensive discussions with the tax auditor regarding the deductibility of the derivative losses. These discussions included the tax court’s decision letter related to 2006, and based at least in part on such decision, the tax auditor did not object to the deduction made.

For these reasons, the Company and its external tax consultant expect that the tax court will rule in the Company’s favor and the Company will recover the related tax receivable in full.

ii.

Tax refund receivable from 2002 corporate income tax amounting to Rp103,163

In June 2009, the Company received an assessment letter on tax underpayment (“SKPKB”) from the ITA for the 2002 corporate income tax of PT Satelit Palapa Indonesia (“Satelindo”, the Company’s former subsidiary which was merged into the Company in November 2003) amounting to Rp105,809. The Company accepted a part of the correction of the 2002 corporate income tax amounting to Rp2,646, which was charged to current operations in 2009. Under Indonesian tax law, a taxpayer is required to pay the tax underpayment amount as stated in the SKPKB within one month from the date of the SKPKB. The taxpayer can reclaim the tax paid through an objection or appeal process. Thus, the Company paid the assessment based on the SKPKB in July 2009 and submitted an objection letter in August 2009 to the ITA for the balance of the correction which related to the deductibility of write-off of bad debts.

In October 2010, after having receiving an unfavorable decision letter from the ITA related to the August 2009 objection, the Company submitted an appeal letter to the tax court. On June 25, 2012, the Company received an unfavorable decision letter from the tax court. Upon receiving the unfavorable decision letter, the receivable of Rp103,163 was charged to operations in 2012.

At the time the 2011 financial statements were issued, no decision had been made by the tax court. During the preparation of the 2011 financial statements, the Company concluded that the tax refund receivable was fully recoverable.  This conclusion was based on the Company’s analysis that at the time the 2002 tax assessment was issued in 2009, it had complied with all of the tax requirements for writing off the bad debts.  In its assessment, the ITA contended that the Company did not observe one of the requirements for claiming deduction for bad debts, namely the publication of the write-off in a qualified newspaper. The Company asserted that under existing tax regulations, no specific time is required for such publication. Thus, since the publication in a qualified newspaper was made in 2007, the Company believed that it had complied with all the applicable requirements for deductibility when the assessment was made in 2009. At the time of the issuance of the 2011 financial statements, the Company and its external tax consultant believed that the tax court would rule in the Company’s favor and allow the Company to recover the tax receivable in full.

iii.

Tax refund receivables from 2010 and 2011 corporate income taxes of the Company and its subsidiaries totaling Rp164,483 and Rp181,718, respectively

As discussed further below, these items do not relate to uncertain tax positions. Under Indonesian tax law, a taxpayer is required to settle its income tax liabilities either by direct payments, payments withheld by third parties and taxes paid in advance of certain transactions.  Direct payments are made through monthly income tax installments (known as Article 25 income tax) which constitute prepayments of income tax liabilities for a given year.  The monthly income tax installment for a certain year is generally calculated using the corporate income tax return for the immediately preceding year.  Prepayments of income taxes for a given year may also come from taxes withheld by third parties on certain income (Article 23 income tax) or from taxes paid in advance on certain transactions (e.g., Article 22 income tax on imports). If the total amount of taxes prepaid in a given year (Articles 22, 23, and 25 income taxes) is less than the total corporate income tax liability determined at the end of the year, the corporate taxpayer is required to settle the shortfall before filing its corporate income tax return. Such a payment is referred to as Article 29 income tax. If a corporate taxpayer is in an “overpayment position” (e.g., the prepaid income tax exceeds the income tax liability), the corporate taxpayer can request a refund from the ITA.  A tax refund request typically triggers a tax audit.

In 2010 and 2011, the Company reported a tax loss position, and thus no income tax liability was incurred.  This resulted in an overpayment position since the income tax prepayments exceeded the income tax liability as claimed in each of the annual income tax returns for 2010 and 2011.

On April 26, 2012, PT Indosat Mega Media (“IMM”), a subsidiary of the Company, received a SKPLB from the ITA for IMM’s 2010 corporate income tax. While IMM claimed a tax overpayment of Rp75,041 in its annual income tax return, the ITA refunded Rp68,657. IMM charged the unapproved 2010 claim for tax refund to current operations in 2012.  In July 2012, the Company received a SKPLB from the ITA for its 2010 corporate income tax. While the Company claimed a tax overpayment of Rp89,442 in its annual income tax return, the ITA refunded Rp89,381. The Company charged the unapproved 2010 claim for tax refund to current operations in 2012. In summary, the Company has collected Rp158,038 of the RP164,483 related to 2010.

At the time the 2011 financial statements were issued, the refund settlements for the 2010 corporate income taxhad not yet been received. As of the date of this letter, the 2011 corporate income tax has not yet been audited by the ITA.

During the preparation of the 2011 financial statements, the Company concluded that the tax refund receivables were fully recoverable.  As indicated above, the Company, in determining its corporate income tax position each year, involves personnel with significant experience and expertise in the application of Indonesian tax regulations and ITA interpretations.  When appropriate the Company consults third-party experts before asserting tax positions in the Company’s tax filings.  Additionally, as part of the financial statement close process the Company considers the results of tax assessments and tax court rulings related to the Company and to other parties in the Indonesian market to ensure that the Company’s evaluation of the recoverability of receivables reflects the most current information available.

In closing, the Company acknowledges that:

•

the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•

Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•

the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your attention.

Sincerely,

Stefan Carlsson

Director and

Chief Financial Officer

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